SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
Commission file number 001-35028
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ROCKVILLE BANK
401(k) PLAN
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ROCKVILLE FINANCIAL, INC.
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066

Financial Statements
The following financial statements are filed as a part of this annual report:
(a)	Financial Statements
1.	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE ROCKVILLE BANK
401(K) PLAN
Together with the Report of Independent
Registered Public Accounting Firm
FINANCIAL STATEMENTS
December 31, 2010 and 2009
SUPPLEMENTAL SCHEDULES
December 31, 2010

THE ROCKVILLE BANK 401(k) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	11

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2010	12
All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrators, Trustees and Participants in
The Rockville Bank 401(k) Plan
Rockville, Connecticut
We have audited the accompanying statements of net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the 2010 basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
June 15, 2011

THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

Participant-Directed Investments (at fair value):

Mutual funds	$5,740,976	$4,098,790
Rockville Financial, Inc. — Common Stock	2,215,828	1,819,745
Cash and cash equivalents	724	864
Investment in master trust	1,857,108	1,516,475

Total Participant-Directed Investments	9,814,636	7,435,874

Receivables:

Notes receivable from participants	358,816	234,448
Employer contribution	500,719	414,269

Total Receivables	859,535	648,717

Net Assets Available for Benefits at Fair Value	10,674,171	8,084,591

Adjustment from fair value to contract value for fully benefit responsive investment in master trust	(119,296)	(48,082)

Net Assets Available for Benefits	$10,554,875	$8,036,509

See notes to financial statements

THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Contributions:

Participant contributions	$957,877	$687,019
Employer cash contributions	500,719	414,269
Other (including rollover contributions)	261,551	1,998

Total contributions	1,720,147	1,103,286

Investment income:

Net appreciation in fair value of investments	957,576	421,217
Dividends and interest	158,355	95,805

Net investment income	1,115,931	517,022

Deductions:

Distributions paid to participants	313,512	234,307
Fees	4,200	3,000

Total Deductions	317,712	237,307

Change in Net Assets	2,518,366	1,383,001

Net Assets Available for Benefits:

Beginning of year	8,036,509	6,653,508

End of year	$10,554,875	$8,036,509

See notes to financial statements

THE ROCKVILLE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
1.	DESCRIPTION OF THE PLAN
The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
a.	General — The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) and Rockville Bank Mortgage, Inc. D/B/A Family Choice Mortgage (“RBMI”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Human Resources Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions — Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Effective May 20, 2005, employer contributions made may be in the form of cash or employer securities, at the employer’s discretion. Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2010 and 2009. Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.	Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1.	DESCRIPTION OF THE PLAN — Continued
d.	Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, a benefit responsive investment in a master trust, and Rockville Financial, Inc. common stock as investment options for participants.

e.	Vesting — Participants are always fully vested in their accounts.

f.	Notes Receivable from Participants — Notes receivable from participants represent participants loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (2.73% and 3.23% at December 31, 2010 and 2009, respectively). There is an administrative loan fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.	Payment of Benefits — On termination of service for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.	Forfeited Accounts — There are no forfeitures available to offset future employer contributions at December 31, 2010 and 2009 and no forfeitures were utilized to reduce employer contributions for the years ended December 31, 2010 and 2009.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
c.	Risks and Uncertainties — The Plan invests in various investment instruments, including plan sponsor stock (Rockville Financial, Inc. — Ticker RCKB), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its investment in master trust, which is valued at contract value (Note 7).

In accordance with Generally Accepted Accounting Principles (GAAP), the Trustee of the Plan classifies the Plan’s investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.	Fully Benefit-Responsive Investment Contracts — The Plan is required to report fully benefit responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f.	Administrative Expenses — Administrative expenses of the Plan are paid by Rockville Bank as provided in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
g.	Payment of Benefits — Benefit payments and plan distributions to participants are recorded when paid.

h.	New Accounting Pronouncements — The financial statements reflect the retrospective adoption of Accounting Standards Update (ASU) No. 2010-25, Plan Accounting — Defined Contribution Pension Plans.

ASU No. 2010-25 is effective for years ending after December 15, 2010. This ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

i.	Reclassifications — Certain amounts in the 2009 financial statements have been reclassified in order to conform to the current year’s presentation.
3.	INVESTMENTS
The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2010	2009
Rockville Financial, Inc. — Common Stock	$2,215,828	$1,819,745
Oppenheimer Global Fund	649,418	500,422
Columbia Acorn Fund	876,105	613,453
Growth Fund of America	976,271	727,587
Investment in Master Trust	1,857,108	1,516,475
During the years ended December 31, 2010 and 2009, the Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Rockville Financial, Inc. — Common Stock	$298,503	$(584,725)
Oppenheimer Global Fund	75,769	138,255
Growth Fund of America	99,805	178,580
Columbia Acorn Fund	152,717	169,112
Russell Aggressive Strategy Fund	31,307	39,676
Investment in Master Trust	57,320	87,590
Columbia Intermediate Bond	9,336	32,608
Russell Balanced Strategy Fund	31,979	42,169
Eaton Vance Large Cap	1,077	82
Russell Moderate Strategy Fund	15,128	28,846
Russell Eq Aggressive Class E	13,135	18,515
Alliance Small Cap	44,843	41,347
American Balanced Fund	26,906	32,622
Russell Conservative Class E	1,688	4,547

3.	INVESTMENTS — Continued

	2010	2009

American Europacific Growth	$31,716	$96,951
Oppenheimer Small Cap	16,047	12,337
Oppenheimer International Bond	4,038	11,548
Davis NY Venture FD	15,721	25,659
American Fundamental Investors	30,541	45,498

Net appreciation	$957,576	$421,217

4.	FAIR VALUE MEASUREMENTS
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.
Fair Value Measurements
as of December 31, 2010 using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Mutual Funds	$5,740,976	$—	$—	$5,740,976
Common Stock	2,215,828	—	—	2,215,828
Cash and Cash Equivalents	724	—	—	724
Investments in Master Trust	—	1,857,108	—	1,857,108

Total	$7,957,528	$1,857,108	$—	$9,814,636

Fair Value Measurements
as of December 31, 2009 using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Mutual Funds	$4,098,790	$—	$—	$4,098,790
Common Stock	1,819,745	—	—	1,819,745
Cash and Cash Equivalents	864	—	—	864
Investments in Master Trust	—	1,516,475	—	1,516,475

Total	$5,919,399	$1,516,475	$—	$7,435,874

5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Bank by a letter dated April 3, 2009, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with GAAP, the Trustee of the Plan has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.
7.	INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a master trust. The master trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET). Assets of the master trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate account, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates for the years ended December 31 are as follows:

	2010	2009

Average yield earned	6.55%	9.48%

Average yield credited to participants	2.64%	2.42%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

8.	RELATED PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of Rockville Financial, Inc. The Plan sponsor and these qualify as exempt party-in-interest transactions.
9.	SUBSEQUENT EVENTS
On March 3, 2011, Rockville Financial, Inc., (the “Company”), completed the “second step” conversion of Rockville Bank (the “Bank”) from a mutual holding company structure to a stock holding company structure (the “Conversion”) pursuant to a Plan of Conversion and Reorganization (the “Plan”). As part of the conversion, New Rockville Financial, Inc. succeeded Rockville Financial, Inc as the stock holding company of Rockville Bank, and Rockville Financial MHC, Inc. was dissolved. Upon completion of the Conversion, the Company became the holding company for the Bank and acquired ownership of all the issued and outstanding shares of the Bank’s common stock. Each outstanding share of Rockville Financial, Inc. as of March 3, 2011 was exchanged for 1.5167 shares of New Rockville Financial, Inc. New Rockville Financial, Inc. changed its name to Rockville Financial, Inc. effective March 3, 2011.
The Trustee of the Plan has evaluated subsequent events through June 15, 2011, which represents the date that the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2010

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	Rockville Financial, Inc.	Common Stock	$2,011,188	$2,215,828
	Metlife Stable Value Account	Insurance Contract — Fixed Income	1,607,987	1,857,108
	Growth Fund of America	Mutual Fund — Domestic Equity	941,218	976,271
	Oppenheimer Global Fund	Mutual Fund — International Equity	659,505	649,418
	Eaton Vance Large-Cap Value	Mutual Fund	20,392	21,420
	Davis NY Venture R	Mutual Fund — Domestic Equity	154,354	159,886
	Columbia Intermediate Bond	Mutual Fund — Fixed Income	357,775	375,215
	Columbia Acorn Fund	Mutual Fund — Domestic Equity	777,349	876,105
	Russell Balanced Class E	Mutual Fund — Lifestyle Funds	381,177	395,705
	Russell Aggressive Class E	Mutual Fund — Domestic Equity	373,095	356,814
	Russell Moderate Class E	Mutual Fund — Lifestyle Funds	232,873	234,282
	American Balanced Fund	Mutual Fund — Balanced	274,528	294,210
	Alliance Small/Mid Cap Value	Mutual Fund — Domestic Equity	186,520	229,344
	American Fundamental	Mutual Fund — Domestic Equity	254,050	271,873
	American Europacific Growth	Mutual Fund — International Equity	436,126	454,388
	Russell Eq Aggressive Class E	Mutual Fund — Lifestyle Funds	140,165	133,948
	Russell Conservative Class E	Mutual Fund — Lifestyle Funds	61,824	63,796
	Oppenheimer International Bond	Mutual Fund — International Equity	143,961	152,949
	Oppenheimer Small Cap	Mutual Fund — Domestic Equity	76,233	95,352
*	Rockville Financial Inc.	Cash Equivalent	516	516
*	Schwab Retirement Advantage	Cash Equivalent	208	208
*	Notes Receivable	3.23%, maturities through 2019	358,816	358,816

			$9,449,860	$10,173,452

*	Party-in-interest
See report of independent registered public accounting firm

THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

					(f) Expense		(h) Current Value
	(b) Description of asset				Incurred		of Asset on	(i) Net
(a) Identity of Party	(Include interest rate and	(c) Purchase	(d) Sale	(e) Lease	With	(g) Cost of	Transaction	gain/
Involved	Maturity in case of a loan)	Price	Price	Rental	Transaction	Asset	Date	(loss)

Met Life Stable Value Account	Master Trust — Fixed Income/GIC	$431,291	$209,856	$—	$—	$195,589	$641,146	$14,267

Schwab Retirement Advantage Money Funds	Mutual Fund — Fixed Income	$1,256,334	$1,256,179	$—	$—	$1,256,179	$2,512,513	$—
See report of independent registered public accounting firm

SIGNATURE
The Plan
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN
Date 6/15/11	By:	/s/ Kristen A. Johnson
Kristen A. Johnson
Chairman of the Compensation Committee Acting as Plan Administrator

EXHIBIT INDEX
23.   Consent of Independent Registered Public Accounting Firm